Exhibit 1.1

AMENDMENT TO THE

INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amendment No. 2 (this “Amendment”), dated as of September 22, 2023, to the Investment Management Trust Agreement (as defined below) is made by and between HHG Capital Corporation (the “Company”) and Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), as trustee (“Trustee”). All terms used but not defined herein shall have the meanings assigned to them in the Trust Agreement.

WHEREAS, the Company and the Trustee entered into an Investment Management Trust Agreement dated as of September 20, 2021;

WHEREAS, the Company and the Trustee entered into an Amendment to the Investment Management Trust Agreement on September 20, 2023 (as amended, the “Trust Agreement”);

WHEREAS, Section 1(i) of the Trust Agreement sets forth the terms that govern the liquidation of the Trust Account under the circumstances described therein;

WHEREAS, at an Annual Meeting of shareholders of the Company held on September 21, 2023, the Company shareholders approved (i) a proposal to amend (the “Charter Amendment”) the Company’s third amended and restated memorandum and articles of association to provide that the date by which the Company shall be required to effect a Business Combination to be extended for twelve (12) times for an additional one (1) month each time from September 23, 2023 to September 23, 2024 and (ii) a proposal to extend the date on which to commence liquidating the Trust Account in the event the Company has not consummated a business combination; and

WHEREAS, on the date hereof, the Company is filing the Charter Amendment with the Registrar of Corporate Affairs in the British Virgin Islands (“BVI”).

NOW THEREFORE, IT IS AGREED:

The Trust Agreement is hereby amended as follows:

1. Preamble. The third WHEREAS clause in the preamble of the Trust Agreement is hereby amended and restated to read as follows:

“WHEREAS, if a Business Combination is not consummated within the initial 12 month period following the closing of the IPO, the Company’s insiders may extend such period by twenty-four one-month periods, up to a maximum of 36 months in the aggregate, by depositing the sum of $0.0333 per non-waiving public share (or an aggregate of $9,080.22 if there are no redemptions) into the Trust Account (as defined below) no later than the 12 month anniversary of the IPO, and each succeeding one month anniversary through and up to September 23, 2024 (each, an “Applicable Deadline”), as applicable, for each one-month extension (each, an “Extension”), in exchange for which they will receive promissory notes; and

2. Section 1(i). Section 1(i) of the Trust Agreement is hereby amended and restated to read in full as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, signed on behalf of the Company by its President, Chief Executive Officer or Chairman of the Board and Secretary or Assistant Secretary and, in the case of a Termination Letter in a form substantially similar to that attached hereto as Exhibit A, acknowledged and agreed to by EF Hutton, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed in the Termination Letter and the other documents referred to therein; provided, however, that in the event that a Termination Letter has not been received by the Trustee by the 12-month anniversary of the closing of the IPO or, in the event that the Company extended the time to complete the Business Combination for up to 36-months from the closing of the IPO but has not completed the Business Combination within the applicable monthly anniversary of the Closing, (“Last Date”), the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Shareholders as of the Last Date.

3. Exhibit D. Exhibit D of the Trust Agreement is hereby amended and restated in its entirety as follows:

[Letterhead of Company]

[Insert date]

Equiniti Trust Company, LLC

48 Wall Street, 23rd Floor

New York, NY 10005

Attn: Relationship Management

Re:	Trust Account — Extension Letter

Gentlemen:

Pursuant to paragraph 1(i) of the Investment Management Trust Agreement between HHG Capital Corporation (“Company”) and Equiniti Trust Company, LLC (“Trustee”), dated as of September 20, 2021, as amended, (“Trust Agreement”), this is to advise you that the Company is extending the time available in order to consummate a Business Combination with the Target Businesses for an additional one (1) month, from ______________ to ______________ (the “Extension”). Capitalized words used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

This Extension Letter shall serve as the notice required with respect to Extension prior to the Applicable Deadline.

In accordance with the terms of the Trust Agreement, we hereby authorize you to deposit $_______ (assuming no redemptions), which will be wired to you, into the Trust Account investments upon receipt.

This is the ____ of up to twenty four Extension Letters.

Very truly yours,

HHG Capital Corporation

By:
[●],

cc:	EF Hutton, division of Benchmark Investments, LLC

3.	All other provisions of the Trust Agreement shall remain unaffected by the terms hereof.

4.	This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile signature shall be deemed to be an original signature for purposes of this Amendment.

5.	This Amendment is intended to be in full compliance with the requirements for an Amendment to the Trust Agreement as required by Section 7(c) of the Trust Agreement, and every defect in fulfilling such requirements for an effective amendment to the Trust Agreement is hereby ratified, intentionally waived and relinquished by all parties hereto.

6.	This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Investment Management Trust Agreement as of the date first written above.

EQUINITI TRUST COMPANY, LLC, AS TRUSTEE

By:	/s/ Carlos Pinto
Name:	Carlos Pinto
Title:	Senior Vice President

HHG CAPITAL CORPORATION

By:	/s/ Chee Shiong (Keith) Kok
Name:	Chee Shiong (Keith) Kok
Title:	Chief Executive Officer